UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     January 24, 2014

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, January 24, 2014 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on January 23, 2014 (Eastern Standard Time), SMFG submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

 (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of SMFG’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on January 23, 2014. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statement of Financial Position (Unaudited)

		(In millions)
	At March 31,	At September 30,
	2013	2013
Assets:
Cash and deposits with banks	¥11,804,786	25,209,503
Call loans and bills bought	1,353,866	1,017,758
Reverse repurchase agreements and cash collateral on securities borrowed	3,927,126	4,281,146
Trading assets	3,481,619	3,156,283
Derivative financial instruments	6,851,729	5,502,650
Financial assets at fair value through profit or loss	2,045,046	1,901,701
Investment securities	36,252,599	22,359,849
Loans and advances	75,987,057	77,456,299
Investments in associates and joint ventures	260,495	349,028
Property, plant and equipment	1,757,994	1,884,044
Intangible assets	903,264	904,185
Other assets	2,596,555	2,421,813
Current tax assets	51,449	33,997
Deferred tax assets	481,028	275,598
Total assets	¥147,754,613	146,753,854
Liabilities:
Deposits	¥101,021,413	102,180,129
Call money and bills sold	2,954,052	2,174,335
Repurchase agreements and cash collateral on securities lent	6,510,627	5,148,613
Trading liabilities	1,910,886	2,079,861
Derivative financial instruments	6,936,356	5,594,505
Borrowings	6,475,543	7,180,440
Debt securities in issue	7,950,020	8,259,197
Provisions	279,131	216,474
Other liabilities	4,839,628	4,486,903
Current tax liabilities	206,977	120,051
Deferred tax liabilities	107,262	129,690
Total liabilities	139,191,895	137,570,198
Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	862,305	862,280
Retained earnings	2,518,121	2,882,340
Other reserves	971,170	1,313,184
Treasury stock	(227,373)	(174,956)
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	6,462,119	7,220,744
Non-controlling interests	2,100,599	1,962,912
Total equity	8,562,718	9,183,656
Total equity and liabilities	¥147,754,613	146,753,854

Consolidated Income Statement (Unaudited)

(In millions, except per share data)

	For the six months ended
	September 30,

	2012	2013
Interest income	¥869,479	859,322
Interest expense	158,831	158,321

Net interest income	710,648	701,001

Fee and commission income	438,867	516,044
Fee and commission expense	67,134	72,840

Net fee and commission income	371,733	443,204

Net trading income	183,006	81,706
Net income (loss) from financial assets at fair value through profit or loss	(863)	35,369
Net investment income	140,573	225,083
Other income	126,008	167,046

Total operating income	1,531,105	1,653,409

Impairment charges (reversals) on financial assets	199,395	(1,194)

Net operating income	1,331,710	1,654,603

General and administrative expenses	709,659	764,589
Other expenses	112,842	136,577

Operating expenses	822,501	901,166

Share of post-tax profit of associates and joint ventures	4,288	11,334

Profit before tax	513,497	764,771

Income tax expense	166,875	238,156

Net profit	¥346,622	526,615

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥289,903	458,981
Non-controlling interests	56,719	67,634

Earnings per share:
Basic	¥214.12	336.23
Diluted	213.99	336.07

Consolidated Statement of Comprehensive Income (Unaudited)

	(In millions)
	For the six months ended September 30,

	2012	2013
Net profit	¥346,622	526,615
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(46,248)	78,681

Income tax relating to items that will not be reclassified	16,752	(28,044)

Total items that will not be reclassified to profit or loss, net of tax	(29,496)	50,637

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	(234,542)	513,454
Reclassification adjustments for (gains) losses included in net profit, before tax	24,805	(169,105)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(49,850)	118,233
Reclassification adjustments for gains included in net profit, before tax	(926)	-

Share of other comprehensive loss of associates and joint ventures	(927)	(14,514)

Income tax relating to items that may be reclassified	79,860	(125,957)

Total items that may be reclassified subsequently to profit or loss, net of tax	(181,580)	322,111

Other comprehensive income (loss), net of tax	(211,076)	372,748

Total comprehensive income	¥135,546	899,363

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥98,864	800,995
Non-controlling interests	36,682	98,368

Note: Comparative information in the Consolidated Statement of Financial Position, Consolidated Income Statement and Consolidated Statement of Comprehensive Income presented above has been restated following the implementation of IFRS 10 “Consolidated Financial Statements” and revised IAS 19 “Employee Benefits.” For a more detailed explanation, please refer to “Note 2 Summary of Significant Accounting Policies — Significant Accounting Policies” in the interim report on Form 6-K submitted on January 23, 2014 (Eastern Standard Time).